ATCO
GROUP

Corporate Office


05007749

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com

April 21, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549


SUPPL
SEC MAIL PROCESSING
RECEIVED
APR 29 2005
WASH. D.C. 185 SECTION

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated April 20, 2005, First Quarter 2005 Earnings Report

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)



Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

For Immediate Release
April 20, 2005

Canadian Utilities Reports Increased First Quarter 2005 Earnings

CALGARY, Alberta – **Canadian Utilities Limited reported increased earnings for the three months ended March 31, 2005** of $80.0 million ($1.26 per share) compared to earnings for the same three months in 2004 of $74.5 million ($1.17 per share).

Earnings increased primarily due to:

- higher earnings in ATCO Power's United Kingdom ("U.K.") operations attributable to improved performance and the settlement reached by Barking Power Limited with the administrators of TXU Europe ("TXU Europe Settlement"). ATCO Power has a 25.5% interest in Barking Power Limited. This settlement is expected to generate earnings of approximately $69 million, which will be recognized over the remaining term of the TXU contract to September 30, 2010, at approximately $11 million per year;
- higher earnings in ATCO Midstream; and
- increased business activity, including work for new customers, in ATCO I-Tek.

This increase was partially offset by:

- higher costs in ATCO Gas and ATCO Electric that are not reflected in current customer rates. ATCO Gas and ATCO Electric expect to file applications in the second quarter that will request the Alberta Energy and Utilities Board to incorporate these higher costs in customer rates.

Revenues for the three months ended March 31, 2005 were $745.2 million compared to $1,169.2 million in 2004. This decrease was primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the transfer of the retail energy supply businesses in May 2004; and
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

This decrease was partially offset by:

- improved performance in ATCO Power's U.K. operations and the impact of the TXU Europe Settlement;
- increased business activity, including work for new customers, in ATCO I-Tek; and
- operations at ATCO Power's new 580 megawatt Brighton Beach generating plant which was commissioned in July 2004.

Cash flow from operations for the three months ended March 31, 2005 was $229.2 million compared to $161.8 million in 2004. This increase was primarily due to:

- impact of the TXU Europe Settlement in ATCO Power; and
- increased earnings.

Canadian Utilities Limited's consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2005 are now available on Canadian Utilities' website (www.canadian-utilities.com) or via SEDAR (www.sedar.com) or can be requested from the company.

The consolidated financial statements and management's discussion and analysis of financial condition and results of operations will be mailed to those share owners who have requested such information on or about April 27, 2005.

Canadian Utilities Limited is a part of the ATCO Group of companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.

For further information contact:

K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
(403) 292-7502

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com

April 21, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549


SEC MAIL
RECEIVED
APR 29 2005
WASH. D.C.

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated April 20, 2005, Quarterly Dividend Declared

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FILE NO. 82-34744



CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

FOR IMMEDIATE RELEASE

Canadian Utilities Limited Declares Quarterly Dividend

CALGARY, April 20, 2005 – The Board of Directors of Canadian Utilities Limited has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2005)	Payment Date (2005)
Class A Non-Voting	CU.NV	0.55	11-May	01-Jun
Class B Common	CU.X	0.55	11-May	01-Jun
Series Q 5.90%	CU.PR.T	0.368750	11-May	01-Jun
Series R 5.30%	CU.PR.V	0.331250	11-May	01-Jun
Series S 6.60%	CU.PR.D	0.412500	11-May	01-Jun
Series W 5.80%	CU.PR.A	0.362500	11-May	01-Jun
Series X 6.00%	CU.PR.B	0.375000	11-May	01-Jun

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities Limited can be found on its website, www.canadian-utilities.com.

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502